Exhibit 1.01
Energy Focus, Inc.
Conflict Minerals Report  For The Year Ended December 31, 2019

This report for the year ended December 31, 2019 is presented to comply with Rule 13p-1 and Form SD under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Conflict Minerals Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If, based on a reasonable country of origin inquiry (“RCOI”), a registrant has no reason to believe that the 3TG minerals in its products originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or reasonably believes that the 3TG minerals came from recycled and scrap sources, it must submit a Form SD which describes the RCOI, but it is not required to conduct further due diligence or submit a Conflict Minerals Report.

Alternatively, if the registrant is not able to make the foregoing conclusions based on its RCOI, then it must exercise due diligence on the source and chain of custody of the 3TG in its products and annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

Energy Focus, Inc. engages in the design, development, manufacturing, marketing, and sale of energy-efficient lighting systems. We operate in a single industry segment, developing and selling our energy-efficient light-emitting diode (“LED”) lighting products into the general commercial and industrial markets, and the military maritime market.

We produce our lighting products and systems through a combination of finished goods sourced from contract manufacturers and internal manufacturing and assembly at our Solon, Ohio facility. Our internal manufacturing consists primarily of final assembly, testing, and quality control. We have worked with a number of our vendors to design custom components to meet our specific needs. Our quality assurance program provides for testing of all sub-assemblies at key stages in the assembly process, as well as testing of finished products produced both internally and sourced through third parties. In an effort to control manufacturing costs, we have outsourced the production of certain parts and components, as well as finished goods in certain product lines, to a small number of vendors in various locations throughout the world, primarily in the United States and Asia.

We do not source 3TG minerals directly from mines or smelters and do not directly incorporate 3TG minerals into the products we manufacture. However, small amounts of 3TG minerals (specifically, tin and tantalum) may be included in certain electrical components that we procure from suppliers. We must rely on our direct suppliers of these components to provide information on the origin of the 3TG, including sources of 3TG that are supplied to them from lower tier suppliers. Energy Focus is several levels removed from the mining, smelting or direct trade of 3TG minerals.

Reasonable Country of Origin Inquiry

After determining that certain electrical components in our LED lighting products include 3TG minerals, we identified the direct suppliers of those components and conducted a good faith RCOI by circulating a supply-chain survey to these direct suppliers using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”). We distributed the Template to eight suppliers. Based on our review of the information provided by suppliers in the Template as well as our review of information obtained during follow-up inquiries, we were unable to determine that the 3TG minerals included in our products did not originate in the Covered Countries or did come from recycled or scrap sources. Therefore, we were required to exercise due diligence on the source and custody of the 3TG included in our products and submit this Conflict Minerals Report.

Due Diligence

Our due diligence measures have been designed to conform to the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten.

The Company’s due diligence measures included:

•Adopting a Conflict Minerals Policy Statement, communicating it to relevant suppliers, and posting it on our website
•Developing internal policies and procedures for compliance with the Conflict Minerals Rule and our Conflict Minerals Policy Statement
•Conducting an assessment of our products and direct suppliers in order to evaluate the scope and risk of the 3TG included in our products
•Conducting a RCOI as described above and following up as reasonable to ensure sufficient supplier responses, ultimately resulting in responses from all of the suppliers surveyed
•Reviewing the information provided by direct suppliers in the Template for completeness and consistency and making reasonable follow-up inquiries as appropriate
•Reviewing publicly available information about our supplier’s policies with respect to the procurement of 3TG, including Conflict Minerals Reports filed with the SEC, if applicable
•Comparing the smelters and refiners identified by direct suppliers against the list of smelter facilities that have received a “conflict free” designation through the RMI Conflict Free Smelter Initiative or other independent third party audit program

As an indirect purchaser of 3TG minerals several levels removed from the actual mining or smelting of the minerals, our due diligence efforts cannot provide absolute assurance regarding the source and chain of custody of the 3TG ultimately included in our products. We will continue to develop and refine our due diligence process and develop internal policies and procedures in an effort to communicate our Conflict Minerals Policy Statement to suppliers, increase supplier response rates and improve the quality and consistency of the information we receive from suppliers. We will also attempt to leverage industry efforts to identify additional resources to facilitate compliance with the Conflict Minerals Rule and our Conflict Minerals Policy Statement. These industry efforts and resources are particularly important to us as a relatively small market participant that is far removed from the direct trade of 3TG minerals.

On the basis of the due diligence measures described above and despite having conducted a good faith RCOI, we were unable to determine whether or not the 3TG minerals in our products came from the Covered Countries or whether or not they are “DRC conflict free” within the meaning of the Conflict Minerals Rule.
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